Form 20-F
period 2007-10-31
ORKO SILVER CORP
filed 2008-04-29
CIK 1357408

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Orko Silver Corp.

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of Orko Silver’s classes of capital or common stock as of the close of the period covered by the annual report.                                           96,798,278

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

Yes    No xxx   N/A

Index to Exhibits on Page 72

ORKO SILVER CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	70
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	70
Item 15.	Controls and Procedures	70
Item 16.	Reserved	70
Item 16A.	Audit Committee Financial Expert	70
Item 16B.	Code of Ethics	71
Item 16C.	Principal Accountant Fees and Services	71
Item 16D.	Exemptions from the Listing Standards for Audit Committee	71
Item 16E.	Purchases of Equity Securities by Orko Silver and Affiliated Purchasers	71

Part III

Item 17.	Financial Statements	71
Item 18.	Financial Statements	72
Item 19.	Exhibits	72

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

Winze - A vertical shaft in a mine.

INTRODUCTION

Orko Silver Corp. (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of an unlimited number of common shares without par value. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corp.”. Its trading symbol “OK” remained unchanged.

BUSINESS OF ORKO SILVER CORP.

Orko Silver Corp. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 4/9/2008 the names of the Directors of Orko Silver.

Table No. 1

Directors

Name		Age	Date First Elected or Appointed

George Cavey	(4)	54	12/4/2003
Gary Cope	(1)(3)	51	9/9/2003
Ross Wilmot	(1)(2)	65	4/30/1997
Minaz (Mike) Devji	(5)	54	4/23/2007
Cyrus Driver	(1)(6)	59	4/23/2007

(1)

Member of Audit Committee.

(2)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(3)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(4)

306-595 Howe Street, Vancouver, B.C. V6C 2T5

(5)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(6)

1200 – 609 Granville Street, Vancouver, B.C. V71 1G6

__________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 4/9/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

Gary Cope, President	51	9/9/2003
Linda Robertson, Corporate Secretary	46	01/16/2003
Ross Wilmot, CFO	65	4/30/1997

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

P.O. Box 49290

Vancouver, B.C. CANADA V7X 1S8

Telephone: 604-687-6789

Facsimile: 604-683-5317

The Company’s Mexican Legal Counsel:

Lic. Juan Bravo Cuevas y Asociados

Constitucion 412-415 Nte.

Zona Centro

CP 34000, Durango, Mexico

The Company’s Canadian Bank is:

Bank of Montreal

505 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2609

The Company’s Mexican Bank is:

BBVA Bancomer

Banca de Gobierno y Empresas No. 7698

Av. 20 de Noviembre 1009 Ote.

Col. Nueva Vizcaya

CP 34080, Durango, Mexico

1.C Auditors

The Company’s auditor is:

Manning Elliott

11th Floor, 1050 West Pender Street

Vancouver, B.C. CANADA V6E 3S7

Telephone: 604-714-3600

Facsimile: 604-714-3669

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007, 2006, and 2005 ended October 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal years 2004 and 2003 ended October 31st was derived from the financial statements of the Company that were audited by Manning Elliott, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 10/31/07	Year Ended 10/31/06	Year Ended 10/31/05	Year Ended 10/31/04	Year Ended 10/31/03
			(Restated)	(Restated)
CANADIAN GAAP
Operating Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the period	($12,433)	($7,066)	($2,608)	($512)	($465)
Basic Income (Loss) per share	($0.15)	($0.13)	($0.11)	($0.03)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	80,519	53,749	23,232	19, 442	12,028
Year-end Shares	96,798	65,311	35,022	19,558	12,478

Working Capital	$7,331	$2, 610	($79)	$4	$207
Mineral Properties	$1,316	$1,287	$42	Nil	$ 66
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$31,847	$14,172	$6,888	$4,430	$3,894
Shareholders’ Equity (Deficit)	$9,105	$3,932	($22)	$21	$292
Total Assets	$10,365	$4,624	$308	$65	$346

US GAAP
Net Loss	($12,433)	($7,066)	($2,608)	($512)	($465)
Loss Per Share	($0.15)	($0.13)	($0.11)	($0.03)	($0.04)
Mineral Properties	$1,316	$1,287	$42	Nil	N/A
Shareholders’ Equity	$9,105	$3,932	($22)	$21	N/A
Total Assets	$10,365	$4,624	$308	$65	N/A

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 10/31/03 thru 10/31/07, the last six quarterly periods, and the most recent twelve months. The average rates, the range of high and low rates, and the closing prices for those periods are disclosed.

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

Table No. 4

U.S. Dollar/Canadian Dollar

__________________________________________________________________________

Period	Average	High	Low	Close

March 2008	$1.00	$1.03	$0.97	$1.02
February 2008	1.00	$1.01	$0.97	$0.98
January 2008	1.01	1.03	0.97	0.99
December 2007	1.00	1.02	0.97	0.98
November 2007	0.96	1.00	0.92	0.99
October 2007	0.97	1.00	0.95	0.95
September 2007	1.03	1.05	0.99	0.99
August 2007	1.05	1.08	1.04	1.06
July 2007	1.05	1.06	1.03	1.06
June 2007	1.06	1.07	1.04	1.05
May 2007	1.09	1.11	1.06	1.07
April 2007	1.13	1.15	1.11	1.11

Quarter Ended 1/31/2008	$0.98	$1.03	$0.92	$0.99
Quarter Ended 10/31/2007	1.00	1.08	0.95	0.95
Quarter Ended 7/31/2007	1.06	1.11	1.03	1.06
Quarter Ended 4/30/2007	1.14	1.19	1.11	1.11
Quarter Ended 1/31/2007	1.17	1.19	1.13	1.19
Quarter Ended 10/31/2006	1.12	1.14	1.11	1.12

Fiscal Year Ended 10/31/2007	$1.10	$1.19	$0.95	$0.95
Fiscal Year Ended 10/31/2006	1.13	1.20	1.09	1.12
Fiscal Year Ended 10/31/2005	1.21	1.27	1.16	1.18
Fiscal Year Ended 10/31/2004	1.40	1.22	1.22	1.31
Fiscal Year Ended 10/31/2003	1.59	1.31	1.32	1.43

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 4/9/2008.

Table No. 5

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of April 9, 2008

Common Shares	Unlimited	98,170,528 shares
Common Share Purchase Warrants	No Limit Authorized	2,569,938 warrants
Common Share Options		17,825,000 options
Debt Obligations:		None
Guaranteed Debt		None
Unguaranteed Debt		None
Secured Debt		None
Unsecured Debt		None

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

Dilution Through Employee/Director/Consultant Options and Share Purchase Warrants Could Adversely Affect Orko Silver’s Stockholders

Because the success of Orko Silver is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. The Company has also issued stock purchase warrants as a portion of its equity financings. Orko Silver as at April 9, 2008, has 2,569,938 share purchase warrants outstanding and 17,825,000 share purchase options outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 98,170,528( as of 4/9/2008) to 118,565,466. This represents an increase of 21% in the number of shares issued and outstanding and would result in dilution to current shareholders.

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

Orko Silver is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Orko Silver’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Orko Silver’s growth will depend, on the efforts of its Senior Management, particularly its President, Gary Cope, its Chief Financial Officer, Ross Wilmot, its Corporate Secretary, Linda Robertson and its Board of Directors that includes Minaz Devji, George Cavey and Cyrus Driver. The Company does not carry any “Key Man” insurance on any of its officers or directors.

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

As of 10/31/2006, there were 65,311,296 common shares issued and outstanding.

As of 10/31/2007, there were 96,798,278 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Orko Silver Corp. (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corp.”. Its trading symbol “OK” remained unchanged.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

_________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement (1)	2,117,000	$516,750
	Property acquisition (2)	100,000	$25,000

Fiscal 2004	Private Placement (3)	6,300,000	$504,000
	Issued for services (3)	380,000	$30,400
	Issued for debt (3)	400,000	$32,000

Fiscal 2005	Private Placement (4)	2,250,000	$337,500
	Finder’s Fee (4)	195,000	$29,250
	Property acquisition (5)	100,000	$42,000
	Private Placement (6)	4,800,000	$1,200,000

	Private Placement (7)	400,000	$108,000
	Finder’s fee (6)	384,000	$96,000
	Finder’s fee (7)	24,685	$6,665
	Exercise of options (8)	690,000	$72,600
	Exercise of warrants (9)	6,620,000	$668,000

Fiscal 2006	Private Placement (10)	10,667,332	$3,200,200
	Finder’s fee (10)	354,050	$180,566
	Private Placement (11)	8,798,570	$3,079,500
	Finder’s fee (11)	232,950	$116,475
	Private Placement (12)	4,600,000	$2,714,000
	Finder’s fee (12)	370,000	$259,000
	Bridge loan bonus (13)	100,000	$45,000
	Property acquisition (14)	40,000	$32,000
	Property acquisition (15)	2,378,750	$1,206,521
	Exercise of warrants (16)	2,199,150	$521,560
	Exercise of options (17)	215,000	$48,200
	Exercise of agent’s options (18)	333,425	$100,028

Fiscal 2007	Private Placement (19)	3,943,000	$3,154,000
	Property acquisition (20)	50,000	$29,000
	Exercise of warrants (21)	24,927,407	$10,793,836
	Exercise of options (22)	2,220,000	$1,069,950
	Exercise of agent’s options (23)	346,575	$103,973

Fiscal 2008 to date	Exercise of warrants (24)	822,250	$748,000
	Exercise of options (25)	550,000	$252,500

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

3.

The Company announced on November 6, 2003 that it had closed this private placement. It consisted of the sale of 6,300,000 units at a price of $0.08 per unit. Each unit consisted on one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 until November 6, 2005. In addition, the Company issued 380,000 common shares, at a deemed value of $0.08 per common share, to Valor Invest Limited in consideration of its efforts in finding some of the placees. The Company also issued 400,000 units, at a deemed value of $0.08 per share, in settlement of debt.

4.

This private placement closed on March 14, 2005. It consisted of the sale of 2,250,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.15 until March 14, 2006 or at a price of $0.20 until March 14, 2007. A finder’s fee of $195,000 units having the same terms was awarded to Mr. M. Devji for services relating to the successful closing of this private placement. These services consisted of identifying potential investors, contacting these individuals and describing to them the terms of the private placement financing. If they decided to invest in the private placement, Mr. Devji would then facilitate this action between the individual and the Company. The terms of these units are the same as those sold in the private placement.

5.

These shares were issued pursuant the option agreements for the La Preciosa and Santa Monica Properties, with 50,000 shares pertaining to each.

6.

This private placement closed on August 17, 2005. It consisted of the sale of 4,800,000 units at a price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.30 until August 17, 2007. 124,000 units and 260,000 units were awarded as a finder’s fee to Mr. M. Devji and Valor Invest Ltd. respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

7.

This private placement closed on August 17, 2005. It consisted of the sale of 400,000 units at a price of $0.27 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.35 until August 17, 2007. 22,834 units and 1,851 units were awarded as finder’s fees to Mr. M. Devji and Wolverton Securities respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

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

19.

This private placement closed on August 24, 2007. It consisted of the sale of 3,943,000 units at a price of $0.80 per unit. Each unit consisted of one common share and one half transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $1.00 per share until August 24, 2009.

20.

These shares were issued pursuant to the Santa Monica property option agreement.

21.

During the fiscal year ended October 31, 2007, 24,927,407 warrants priced from $0.20 to $0.78 were exercised yielding cash proceeds of $10,793,836.

22.

During the fiscal year ended October 31, 2007, 2,220,000 options priced from $0.11 to $0.69 were exercised yielding cash proceeds of $1,069,950.

23.

During the fiscal year ended October 31, 2007, 346,575 Agent’s Options were exercised for proceeds of $103,973. Each Agent’s option entitles the holder to purchase one unit at a price of $0.30 per unit for a period of 12 months from issue. Each Agent’s Unit consists of one common share and one non-transferable share purchase warrant. Each purchase warrant is exercisable at a price of $0.40 into one additional common share until February 3, 2007.

24.

During the period from November 1, 2007 to April 9, 2008, 822,250 warrants priced from $0.78 to $1.00 were exercised yielding cash proceeds of $748,000.

25.

During the period from November 1, 2007 to April 9, 2008, 550,000 options priced from $0.22 to $0.69 were exercised yielding cash proceeds of $252,500.

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

On June 21, 2006, the Company completed its acquisition of the remaining 25 per cent of the La Preciosa property not presently owned, to increase its ownership of this property to 100 per cent, by issuing 2,378,750 common shares valued at $1,141,800. Since that time, the Company has concentrated its efforts on exploring the La Preciosa property.

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

Orko Silver had a working capital of $7,330,721 on 10/31/2007. During Fiscal 2007 ended October 31, 2007, the Company issued 3,943,000 common shares pursuant to private placements for proceeds of $3,154,400. In addition, the Company received proceeds of $1,069,950 from the exercise of 2,220,000 stock options; $103,973 from the exercise of 346,575 agent unit options; and $10,793,836 from the exercise of 24,927,407 warrants. Orko Silver intends to use its working capital to complete exploration work on the properties in which it has an interest and for general working capital.

Use of Funds for Fiscal 2008

During Fiscal 2008 the Company estimates it will expend $2 million on general/administrative expenses including property evaluation costs prior to acquisition. The Company also estimates that it might expend $10 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of Orko Silver anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

Orko Silver has had no revenue during the past five fiscal years.

At 10/31/2007, the latest fiscal year for which financial statements are available, Orko Silver’s assets were located in Canada and Mexico. For the past five fiscal years, ended October 31st, Orko Silver’s assets were located as follows:

10/31/2007	Canada	Mexico	Total
Current Assets	$8,265,643	$324,643	$8,590,286
Deposits	$27,154	Nil	$27,154
Capital Assets	$19,952	$410,983	$430,935
Mineral Properties	Nil	$1,316,163	$1,316,163
Total Assets	$ 8,312,749	$ 2,051,789	$10,364,538

10/31/2006	Canada	Mexico	Total
Current Assets	$3,301,530	Nil	$3,301,530
Deposits	$19,484	Nil	$19,484
Capital Assets	$16,075	Nil	$16.075
Mineral Properties	Nil	$1,287,163	$1,287,163
Total Assets	$3,337,089	$1,287,163	$4,624,252

10/31/2005	Canada	Mexico	Total
Current Assets	$ 251,696	Nil	$ 251,696
Capital Assets	$4,455	Nil	$4,455
Mineral Properties	Nil	$42,000	$42,000
Total Assets	$ 266,590	$42,000	$ 308,590

10/31/2004	Canada	Mexico	Total
Current Assets	$47,667	Nil	$47,667
Capital Assets	$6,650	Nil	$6,650
Mineral Properties	Nil	Nil	Nil
Total Assets	$64,756	Nil	$64,756

10/31/2003	Canada	Mexico	Total
Current Assets	$261,820	Nil	$261,829
Capital Assets	$7,956	Nil	$7,956
Mineral Properties	$66,000	Nil	$66,000
Total Assets	$346,224	Nil	$346,224

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

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Orko Silver Corp. (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of an unlimited number of common shares without par value. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corp.”. Its trading symbol “OK” remains unchanged. On October 4, 2006, the Company incorporated a wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V.

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

Orko Silver’s executive offices are located in rented premises of approximately 2,000 sq. ft. at Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X2.  Orko Silver began occupying these facilities on January 1, 2004.  Monthly rent is $6,130.

Orko Silver also owns approximately 4,000 sq. ft. of office space at Camino del Parque 131, Fraccionameiento Los Remedios, CP 34100, Durango, Mexico. This facility is used by Orko’s on-site geologists and visitors to Orko’s nearby properties.

All of the Company’s current mineral exploration properties are located adjacent to each other within the State of Durango, Mexico.

SILVER
TREND
Inde
Guanacevi
45
49
Gomez-Palacio
Platosa
Velardeña
Sierra de Ramirez
La Cienaga
Coneto
El Cairo
Santa Monica
Avino
San Sebastian
San Juan
La Preciosa
Durango
40
San Martin
Colorada
Fresnillo
Zacatecas
100 km
DURANGO
MEXICO
LEGEND
Orko Silver property
historic & producing mine

During fiscal 2004, 2005, and 2006, the Company has expended the majority of its exploration efforts and funds on the La Preciosa property. During fiscal 2007, management continued to primarily explore the La Preciosa property, and the majority of the Company’s exploration expenditures are expected to be spent on exploration at La Preciosa in fiscal 2008. The Company conducted an eight hole drill program on the San Juan property and is currently awaiting results. Early-stage exploration, including mapping, geophysics and geochemical work, was conducted on Santa Monica which will continue in fiscal 2008.

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

Accessibility, Infrastructure, Climate, and Physiography

Access to the La Preciosa, Santa Monica and San Juan properties from Durango city is via Highway 40 northeast to the town of Francisco I. Madero.  From this point a paved secondary road leads across the Santa Monica sector of the property, through the villages of Lazaro Cardenas, Francisco R. Serrano, and Francisco Javier Mina. At a point due east of the hamlet of Santa Rosa, a gravel road leads south to the portal of the La Abundancia vein in the northwestern part of the property.  The total distance by road is 81 km, of which 75 km is paved and 6 km is unimproved. Travel time is approximately 90 minutes.

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

The minimum annual work requirement for these mining concessions is approximately $5,000 U.S. Dollars. According to the Mining Law and Ruling, there is an obligation to submit the evidence of the work expenditures to the authorities for properties larger than 1,000 hectares.  It is therefore recommended that the required information for the previous reporting year be submitted annually each May.

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

The Company has now completed several additional phases. To date, 220 holes have been drilled on the property, and assay results from 149 holes have been released. The recent drilling has extended the strike length to 3.5 kilometers, as well as identifying an important new vein deeper in the stratigraphy, named the “Martha” vein.   New core shacks have been constructed to house additional drill core, and a new road access route has been constructed to reach targets on the southern portion of the property.

Inferred Resource Estimate

In March 2008, the Company issued an updated inferred resource estimate on the La Preciosa property which was compliant with the requirements of Canadian National Instrument 43-101 (“NI 43-101”).

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

U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

The resource estimate was computed using a 100-gram-per-tonne (g/t) silver equivalent (Ag-Eq) cut-off. In the cut-off estimates, high-grade values are truncated at 1,000 g/t Ag and five g/t gold (Au).

La Preciosa Inferred Resource Estimate, March 2008

Cut-off at greater than 100 g/t Ag-Eq

Tonnes (millions)	Silver (g/t)	Gold (g/t)	Ag-Eq* (g/t)

15.35	190.0	0.321	209.2

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

The initial program drilled in 1981-1982, consisting of seven drill holes for 1,319 meters, was performed by Luismin S.A. de C.V., and the 2005-2008 drill programs of 149 drill holes was drilled by Major Drilling International, under the direction of Orko Silver. Average drill hole spacing is approximately 100 meters. For the 1981-1982 programs, analytical testing was performed by the Luismin Labs, Durango, Mexico. Samples from the 2005-2006 programs are sent to SGS Mineral Services prep lab in Durango, with the pulps then sent to SGS Mineral Services accredited laboratory in Toronto, Canada. All samples have been analyzed by 40-element inductively coupled plasma (ICP) analyses, with gold determined by fire assay (FA) and silver determined by atomic absorption spectrometry (AAS). Coarse sample rejects are then collected from SGS in Durango and returned to the project site to be available for future testing. A detailed quality assurance/quality control (QA/QC) program has been implemented since the beginning of the 2005-2006 drilling, with control standards and blanks being inserted every 10th sample submitted, as well as duplicate analyses every 12th sample.

The bulk of the drilling (96 per cent) is from the 2005-2008 programs. All holes were started in HQ-size core, with reduction to NQ-size core at approximately 260-metre downhole depth. Samples were marked by geologists to conform to lithological/alteration changes, with individual samples taken over lengths less than or equal to two meters. The core was cut in half with a diamond saw. One-half of the core is stored in the original core boxes in core storage buildings on site. The other half of the cut core samples were placed in sample bags and transported by Orko personnel to the SGS Mineral Services lab in Durango, Mexico.

The Company’s geologist Ben Whiting, PGeo, a qualified person as defined by NI 43-101, was responsible for the March 2008 mineral resource estimate. The resource estimate is classified as an inferred mineral resource, consistent with the CIM (Canadian Institute of Mining Metallurgy and Petroleum) definitions referred to in NI 43-101. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues, which may materially affect its estimate of mineral resources.

Initial Metallurgical Testing

In April 2008, the Company released results form the first laboratory testing program to investigate the mineral processing recovery of silver from the La Preciosa deposit. The results indicated that metallurgical recovery from the deposit may approach 90 percent. Orko provided Westcoast Mineral Testing Inc. of North Vancouver, British Columbia, 5 composites of drill core assay rejects from which a single master composite, grading a nominal 0.4 g/t gold and 300 g/t silver was prepared. Three cyanidation tests were then completed by Process Research Associates of Richmond, B.C. The first test determined that cyanidation is an effective processing option, while the next two tests evaluated cyanide concentration and grind. Floatation tests indicated that flotation is unlikely to be a desirable processing option, so future testing will investigate only cyanidation.

Additional Drill Results

The Company has 4 drills working on the property. Since the discovery of the Martha Vein, the Company has extended several existing drill holes to test the deeper Martha Vein, as well as several unnamed veins, all of which lie below the previously tested mineralization. In March 2008, the Company released results from six deepened holes, all of which have the new suffix “ext” added to distinguish the deepened hole from the original hole results.

Hole #	Vein	From (m)	To (m)	True Width	Au (g/t)	Ag (g/t)	AgEq (g/t)

BP-06-71EXT	Unnamed	271.73	272.28	0.55	1.678	58.3	159.0
	Martha	389.43	411.62	20.85	0.414	433.5	458.3
	Unnamed	527.39	528.09	0.61	0.138	150.5	158.8

BP06-74EXT	Martha	375.18	380.04	4.69	0.190	53.1	64.5

BP06-70EXT	Martha	444.89	460.37	14.49	0.234	88.8	102.9

BP06-64EXT	Unnamed	276.83	277.03	0.19	2.207	330.0	462.4
	Martha	299.50	325.70	24.62	0.276	100.2	116.8

BP06-62EXT	Unnamed	244.44	245..04	0.56	0.156	118.2	127.5
	Unnamed	260.15	261.24	0.83	0.073	114.5	118.9
	Martha	284.76	295.85	10.42	0.108	61.6	68.0

BP06-60EXT	Martha	364.12	368.91	4.50	0.134	16.7	24.7

Anticipated Work for Fiscal 2008

Mine Development Associates of Reno, Nevada, has been retained by the Company to complete an independent resource estimate on the La Preciosa project, which is expected to be received during the third quarter of 2008. The new estimate will be a 3-D block model and preliminary economic estimate including mining methods, type of plant, cash flow, etc. The report will also include data from the 70 drill holes recently drilled which were not included in the March 2008 estimates, as well as additional holes to be drilled under the current program.

The Company is continuing to drill at La Preciosa, utilizing 4 drill rigs operating 24 hours a day, 7 days a week. Additional assays from this drill program are being released as received.

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

Current and Anticipated Exploration

In February 2007, the Company released the results from its initial float-boulder sampling program. Gold and Silver results obtained from the Mesa de los Panuquenos area in the northeast portion of the property, combined with observations obtained during mapping, led to the decision to conduct an IP geophysical survey. The geophysical survey was completed in late 2007 and the Company is awaiting results. A minimum 2,5 00 meter drill program is planned for the first phase of the project during 2008.

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

An exploration program of reconnaissance prospecting and an ASTER alteration satellite imagery study have been completed. In 2007, the Company completed an eight hole diamond drill program in the La Plomosa target area totaling 3,372 meters and is currently awaiting the assay results of this program.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 10/31/2007, 10/31/2006, and 10/31/2005 should be read in conjunction with the financial statements of Orko Silver and the notes thereto.

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

During Fiscal 2007, ended October 31st, the Company raised $3,154,400 through the sale of 3,943,000 shares in a private placement financing. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Results of Operations

Year Ended 10/31/2007 vs. Year Ended 10/31/2006

The Company had no income from operations during the fiscal years ended 10/31/2007 and 10/31/2006.

During the current year, the Company continued drilling on the La Preciosa property. The Company also conducted an eight hole drill program on the San Juan property, the results of which are pending. The Company conducted sampling and geophysical work on the Santa Monica property.

In the current year, the Company incurred significantly higher exploration costs of $7,878,309 compared to $4,703,598 incurred in the prior year. These costs were incurred primarily on the La Preciosa property with the current year costs on this property amounting to $6,774,635 compared to $4,672,911 in the prior year. The Company also incurred initial exploration costs of $425,730 on the Santa Monica property and $677,943 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $5,095,193, geological costs were $485,798, geophysical costs were $117,083, assay costs were $1,091,445, site costs were $782,049 and general exploration costs totaled $306,741.

In 2007, the Company also incurred significantly higher general expenses of $4,774,524 than were incurred in the prior year of $2,454,643. The higher costs reflect management’s costs associated with increasing investor awareness of the Company’s progress to date, and the impact of the recorded non-cash cost of stock-based compensation for grants of options to directors, officers, consultants and staff.

Investor relations costs of $551,197 were 22 per cent higher and travel costs of $774,918 were 17 per cent higher than those last year of $450,027 and $663,853 respectively. The higher costs resulted from the necessary travel both overseas as part of the investor relations efforts and for travel to the Company’s properties. Management fees of $243,600 and office costs of $168,581 rose in connection with the Company’s increased operational presence in Mexico, up from $191,800 and $106,814 respectively in the prior year. Similarly, the overall higher level of activity and increased presence in Mexico resulted in higher professional fees of $116,587, up from $61,683 in 2006. Rent charges of $59,864 were almost double the amount incurred in 2006 of $32,000, due to renewal of lease terms and an increase in office space requirements. Also, the Company recorded a non-cash charge of $2,631,156 to earnings representing the imputed value of stock options granted to directors, officers and consultants, compared to a charge of $750,165 recorded in the prior year. Consulting fees decreased 47 per cent to $58,614 from $110,579 incurred in the prior year when the Company was actively raising financing for its projects.

Overall, in 2007 the Company incurred a loss of $12,432,590 or $0.15 per share whereas the loss in the prior year was $7,065,743 or $0.13 per share. The increase is primarily attributable to the significantly higher exploration costs and the impact of the higher stock-based compensation expense.

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

Liquidity and Capital Resources

Management estimates that it will spend $2 million on General and Administrative Expenses and $10 million on property exploration expenditures during Fiscal 2008. The Company does not have sufficient funds on hand for its anticipated expenditures for fiscal 2008. The Company anticipates seeking additional funds through the sale of equity to fund its anticipated expenditures in future periods. If Orko is unable to raise additional funds, its exploration programs will have to be curtailed or cease altogether.

Year Ended 10/31/2007

The Company’s cash position at October 31, 2007 was $1,035,735 and short-term investments totaled $7,000,000 as the Company completed a private placement of common stock during the year.

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share until August 24, 2009 at a price of $1.00 per common share. The Company paid cash commissions of $150,000 and incurred other cash share issuance costs of $27,304.

During the year, the Company issued 2,220,000 shares on the exercise of options receiving proceeds of $1,069,950, issued 346,575 shares on the exercise of agents’ options receiving proceeds of $103,973, and issued 24,927,407 shares from the exercise of warrants for proceeds of $10,793,836.

In addition, the Company incurred cash costs of $426,218 for the purchase of an office building in the city of Durango, Mexico used by the Company’s regional staff and visitors to the Company’s properties in Durango State.

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

US GAAP Reconciliation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). There are no material impacts on the Company’s financial statements due to differences in Canadian and US GAAP.

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

Table No. 5

Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations
Capital Lease Obligations
Operating Lease Obligations (1)	$392,000	$122,380	$222,920	$46,700	Nil
Purchase Obligations
Other Long-Term Liabilities Reflected on the Balance Sheet

(1) The Operating Lease Obligations are for two leases on office space.

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

Recent Accounting Pronouncements

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”.  The Company adopted the standard on November 1, 2007.

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted the standard on November 1, 2007.

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt these standards commencing for its interim and annual financial statements for the fiscal year ending October 31, 2009.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB) confirmed the date for the mandatory changeover from existing Canadian GAAP to International Financial Reporting Standards (“IFRS”). The change is to take effect for financial years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact that IFRS will have on its financial statements.

In February 2006 the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No. 155 Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). This standard permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value on an instrument-by-instrument basis. The standard eliminates the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 also clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, as well as determines that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the fiscal year that begins after September 15, 2006. The adoption of SFAS 155 did not have a material impact on the Company’s financial statements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The adoption of Fin 48 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued FASB Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 becomes effective beginning with our first quarter 2008 fiscal period. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. Effective for our fiscal year ending 2006, we will be required to fully recognize the assets and obligations associated with our defined benefit plans. The adoption of SFAS 158 did not have a material impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value option for Financial Assets and Financials Liabilities – Including an Amendment of FASB No. 115. This statements objective is to improve financial reporting by providing the Company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objective for accounting for financial instruments. The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling interests in Consolidated Financial Statements – An amendment of ARB No. 51. This statements objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require ownership interests in the subsidiaries held by parties other than the parent be clearly identified. The adoption of SFAS 160 did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. This revision statements objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its effects on recognizing identifiable assets and measuring goodwill. The adoption of SFAS 141(R) did not have a material impact on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

4/9/2008

_____________________________________________________________________________

Name	Age	Date First Elected or Appointed

Ross Wilmot, CFO/Director	65	4/30/1997
Gary Cope, President/Director	51	9/9/2003
George Cavey, Director	54	12/4/2003
Linda Robertson, Corporate Secretary	46	01/16/2003
Minaz (Mike) Devji, Director	54	04/23/2007
Cyrus Driver, Director	59	04/23/2007

_____________________________________________________________________________

Gary Cope has been the President and Director of the Company since September 2003. Mr. Cope possesses an extensive background in varied business financial experience including an investment advisor, corporate finance consultant to natural resource companies and experience as a senior officer and director of public companies.  Among his credentials, Mr. Cope was the President, CEO and Director of Eaglecrest Explorations Ltd., from September 1996 to September 2002 during which time he helped raise approximately $12 million for the San Simon project in Bolivia.  Mr. Cope is also President & CEO of Orex Minerals Inc. (formerly Orex Ventures Inc.) since June 2004, a mineral exploration company listed on the TSX Venture Exchange.  He currently devotes 50% of his time to his duties as the President of the Company.

Ross Wilmot C.A. has been Chief Financial Officer and a Director of the Company since April 1997. Mr. Wilmot is a Chartered Accountant providing financial management services to public companies. Mr. Wilmot is a Director and/or Officer of several public resource and technology companies listed on the TSX Venture Exchange and OTCBB. Since May 2001, he has been Chief Financial Officer and Director of Orex Minerals Inc. (formerly Orex Ventures Inc.), a mineral exploration company listed on the TSX Venture Exchange; Since March 2007, Chief Financial Officer and Director of Blackcomb Minerals Inc., a private mineral exploration company; Director of Arvana Inc., a development stage telecommunications company traded on the NASD Over-The-Counter Bulletin Board; Since November 2002, Director and former officer of Verb Exchange, a development stage telecommunications company listed on the TSX Venture Exchange ; Director and former officer of CTF Technologies Inc., a telecommunications technology company formerly traded on the TSX Venture Exchange. He is former President and a Director of Avigo Resources, a former mineral exploration company seeking new business opportunities listed on the TSX Venture Exchange; Former Director of Silvio Ventures, a company listed on the NEX Board of the TSX Venture Exchange; Former director of Biotech Holdings Ltd., a biotechnology company listed on the TSX Venture Exchange and the NASD Over-The-Counter Bulletin Board; Former officer and director of Briyante Software, a public software company formerly traded on the TSX Venture Exchange until its acquisition by Imagis Technologies Inc. (now Visiphor Corp.) in November 2003, and former President, CEO and Director of Crescent Resources Corp, a mineral exploration company traded on the TSX Venture Exchange, until February 2004. He devotes 30% of his time to the affairs of the Company.

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

Linda Robertson has been the Corporate Secretary of the Company since January 2004. Ms. Robertson has a Diploma in Business Administration and provides corporate secretarial and administrative services to public companies on a consulting basis. She has also spent several years as a Human Resource and Administrative consultant, and previously held various managerial positions within two major banking institutions. She also currently serves as Corporate Secretary for Orex Minerals Inc. (formerly Orex Ventures Inc.) Ms. Robertson devotes 20% of her time to the affairs of the Company.

Minaz (Mike) Devji has been a director of the Company since April 2007. Mr. Devji has over 15 years experience as a senior officer and director of public companies. Mr. Devji led a group of investors who financed a 40% interest in the South Kemess Gold-Copper Deposit in British Columbia, Canada. He currently serves as President, CEO and Director of Dobhai Ventures, a Capital Pool Company traded on the TSX Venture Exchange, and President and CEO of Blackcomb Minerals, a private mineral exploration company. Mr. Devji devotes approximately 15% of his time to the affairs of the Company.

Cyrus Driver C.A., has been a director of the Company since April 2007. Mr. Driver is a Chartered Accountant and a Partner with Davidson & Company. He was a partner with Driver Anderson, Chartered Accounts, from 1982 until the firm merged with Davidson & Company in March 2002 . Mr. Driver currently serves as a director and officer for several other public companies, including as a Director Aldrin Resource Corp.; Chief Financial Officer and Director of Bellhaven Copper & Gold Inc.; Director of Cobra Venture Corporation; and as Chief Financial Officer and a Director of Superior Mining International Corporation. Mr. Driver devotes approximately 5% of his time to the Company’s affairs.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 10/31/2007 was $94,400, paid to Gary Cope, the President of the Company, $60,300, paid to Ross Wilmot, the Chief Financial Officer of the Company, $25,500 paid to Linda Robertson, the Corporate Secretary, $63,400 paid to Minaz Devji, a director and $81,510 paid to George Cavey, a director.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		other
Name and Principal				Compen-	Under	Restricted	LTIP	Compen
Position	Year	Salary	Bonus	sation	Options	Shares	Payouts	-sation
		($)	($)	($)	(#)	Units	($)	($)
						($)
Gary Cope	2007	Nil	Nil	$94,400	1,997,500	Nil	Nil	Nil
President	2006	Nil	Nil	$129,000	780,000	Nil	Nil	Nil
	2005	Nil	Nil	$68,000	275,000	Nil	Nil	Nil

Ross Wilmot	2007	Nil	Nil	$60,300	350,000	Nil	Nil	Nil
Chief Financial Officer	2006	Nil	Nil	$51,800	200,000	Nil	Nil	Nil
	2005	Nil	Nil	$33,100	100,000	Nil	Nil	Nil

Linda Robertson	2007	Nil	Nil	$25,500	75,000	Nil	Nil	Nil
Corporate Secretary	2006	Nil	Nil	$11,000	25,000	Nil	Nil	Nil
	2005	Nil	Nil	$3,000	Nil	Nil	Nil	Nil

George Cavey	2007	Nil	Nil	$81,510	440,000	Nil	Nil	Nil
Director	2006	Nil	Nil	$78,943	200,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	40,000	Nil	Nil	Nil

Minaz Devji	2007	Nil	Nil	$63,400	2,047,500	Nil	Nil	Nil
Director

Cyrus Driver	2007	Nil	Nil	Nil	550,000	Nil	Nil	Nil
Director

Table No. 7

Stock Option Grants since 10/12/2000

Up to April 9, 2008

Name of Optionee	No. of Optioned Shares Remaining	Totals	Exercise Price	Original Date of Grant (1)	Expiry Date
Officers/Director:
George Cavey (b)	100,000		$0.55	03/03/2006	03/03/2011
George Cavey (c)	100,000		$0.55	09/11/2006	09/11/2011
George Cavey (f)	40,000		$0.82	07/12/2007	07/12/2012
George Cavey (g)	400,000		$0.85	08/31/2007	08/31/2012
George Cavey (h)	200,000		$1.79	03/20/2008	03/20/2013
George Cavey		840,000

Gary Cope (a)	335,000		$0.11	10/21/2003	10/21/2008
Gary Cope (b)	405,000		$0.55	03/03/2006	03/03/2011
Gary Cope (c)	375,000		$0.55	09/11/2006	09/11/2011
Gary Cope (d)	322,500		$0.69	03/08/2007	03/08/2012
Gary Cope (f)	275,000		$0.82	07/12/2007	07/12/2012
Gary Cope (g)	1,400,000		$0.85	08/31/2007	08/31/2012
Gary Cope (h)	1,487,500		$1.79	03/20/2008	03/20/2013
Gary Cope (i)	12,500		$1.80	04/01/2008	04/01/2013
Gary Cope		4,612,500

Linda Robertson (a)	25,000		$0.11	10/21/2003	10/21/2008
Linda Robertson (c)	25,000		$0.55	09/11/2006	09/11/2011
Linda Robertson (d)	25,000		$0.69	03/08/2007	03/08/2012
Linda Robertson (g)	50,000		$0.85	08/31/2007	08/31/2012
Linda Robertson (h)	50,000		$1.79	03/20/2008	03/20/2013
Linda Robertson		175,000

Ross Wilmot (a)	150,000		$0.11	10/21/2003	10/21/2008
Ross Wilmot (b)	100,000		$0.55	03/03/2006	03/03/2011
Ross Wilmot (c)	100,000		$0.55	09/11/2006	09/11/2011
Ross Wilmot (d)	50,000		$0.69	03/08/2007	03/08/2012
Ross Wilmot (f)	100,000		$0.82	07/12/2007	07/12/2012
Ross Wilmot (g)	200,000		$0.85	08/31/2007	08/31/2012
Ross Wilmot (h)	200,000		$1.79	03/20/2008	03/20/2013
Ross Wilmot		900,000

Minaz Devji (a)	330,000		$0.11	10/21/2003	10/21/2008
Minaz Devji (b)	355,000		$0.55	03/03/2006	03/03/2011
Minaz Devji (c)	375,000		$0.55	09/11/2006	09/11/2011
Minaz Devji (d)	322,500		$0.69	03/08/2007	03/08/2012
Minaz Devji (f)	275,000		$0.82	07/12/2007	07/12/2012
Minaz Devji (g)	1,450,000		$0.85	08/31/2007	08/31/2012
Minaz Devji (h)	1,492,500		$1.79	03/20/2008	03/20/2013
Minaz Devji (i)	12,500		$1.80	04/01/2008	04/01/2013
Minaz Devji		4,612,500

Cyrus Driver (e)	250,000		$0.85	06/14/2007	06/14/2012
Cyrus Driver (f)	100,000		$0.82	07/12/2007	07/12/2012
Cyrus Driver (g)	200,000		$0.85	08/31/2007	08/31/2012
Cyrus Driver (h)	100,000		$1.79	03/20/2008	03/20/2013
Cyrus Driver		650,000

Employees and Consultants	75,000 (1)		$0.13	11/30/2004	11/30/2009
	100,000 (2)		$0.25	01/28/2005	01/30/2010
	50,000 (3)		$0.63	04/22/2005	04/22/2007
	350,000		$0.55	03/03/2006	03/03/2011
	185,000		$0.47	03/23/2006	03/23/2011
	475,000		$0.55	09/11/2006	09/11/2011
	300,000		$0.58	02/06/2007	02/06/2012
	1,000,000		$0.69	03/08/2007	03/08/2012
	150,000		$0.92	04/13/2007	04/13/2012
	25,000		$0.95	05/10/2007	05/10/2012
	100,000		$0.85	06/14/2007	06/14/2012
	250,000		$0.82	07/12/2007	07/12/2012
	1,275,000		$0.85	08/31/2007	08/31/2012
	200,000		$1.15	09/20/2007	09/20/2012
	50,000		$1.26	09/25/2007	09/25/2012
	150,000		$1.52	01/21/2008	01/21/2009
	1,175,000		$1.79	03/20/2008	03/20/2013
	125,000		$1.80	04/01/2008	04/01/2013
		6,035,000
Total Number of Options	17,825,000

(1)

On November 2, 2006, the Company modified the expiry date of these options from November 30, 2006 to November 30, 2009.

(2)

On January 26, 2007, the Company modified the expiry of these options from January 28, 2007 to January 28, 2010.

(3)

On March 13, 2007, the Company modified the expiry of these options from April 22, 2007 to April 22, 2010.

The market value of the common stock at the date of the option grant is disclosed below.

a.

$0.11

b.

$0.55

c.

$0.55

d.

$0.69

e.

$0.85

f.

$0.82

g.

$0.85

h.

$1.79

i.

$1.80

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Year end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Gary Cope	275,000	$189,750	2,062,500 / 1,050,000	$2,480,500 / $987,000
Minaz Devji	275,000	$66,000	2,020,000 / 1,087,500	$2,421,850 / $1,022,250
Ross Wilmot	100,000	$68,000	550,000 / 150,000	$699,000 / $141,000
Cyrus Driver	-	-	400,000 / 150,000	$379,000 / $141,000
George Cavey	40,000	$27,600	340,000 / 300,000	$380,800 / $282,000
Linda Robertson	-	-	87,500 / 37,500	$112,250 / $35,250

690,000 stock options were exercised by Senior Management or Directors during Fiscal 2007.

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

Stock Options.  Orko Silver may grant stock options to Directors, Senior Management and employees. 9,375,000,000 stock options were granted, 2,220,000 were exercised during Fiscal 2007 ended 10/31/2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Should a change in control of the Company occur, the Company’s contractual arrangement with the President provides that a lump sum payment equal to one year salary at the then stipulated rate must be paid. The Company has no other plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Orko Silver in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by Orko Silver during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

Orko Silver has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Orko Silver and reviews with the independent auditors the scope and results of Orko Silver’s audits, Orko Silver’s internal accounting controls, and the professional services furnished by the independent auditors to Orko Silver.  The current members of the Audit Committee are: Mr. Gary Cope, Mr. Ross Wilmot, and Mr. Cyrus Driver.  The Audit Committee met four times during the year ended 10/31/2007.

6.D.  Employees

As of 10/31/2007, Orko Silver had no employees in Canada and one employee in Mexico, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 4/9/2008, Directors and Senior Management who beneficially own Orko Silver's voting securities, consisting solely of common shares, and the amount of Orko Silver’s voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

_____________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Minaz Devji	(1)	5,454,313	5.30%
Common	George Cavey	(2)	1,120,000	1.13%
Common	Gary Cope	(3)	5,177,000	5.04%
Common	Linda Robertson	(4)	230,000	0.23%
Common	Ross Wilmot	(5)	900,000	0.91%
Common	Cyrus Driver	(6)	655,000	0.66%

	Total Directors/Management 5% Holders		13,536,313	13,30%

(1)

4,612,500 of these shares are represented by share purchase options and 46,313 of these are represented by share purchase warrants.

(2)

840,000 of these shares are represented by share purchase options.

(3)

4,612,500 of these shares are represented by share purchase options.

(4)

175,000 of these shares are represented by share purchase options.

(5)

900,000 of these shares are represented by share purchase options.

(6)

650,000 of these shares are represented by share purchase options.

# Based on 98,170,528 shares outstanding as of 4/09/2008

Stock Options.  The terms of incentive options grantable by Orko Silver are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Orko Silver adopted a 20% fixed stock option plan (the "Plan") on 03/08/07. (A copy of Orko Silver’s Stock Option Plan is included with this document as an exhibit.)

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

The names and titles of the Directors/Executive Officers of Orko Silver to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 10/31/2007, as well as the number of options granted to Directors and independent contractors.

On January 20, 2008, the Company amended its stock option plan. Under the revised 20% fixed plan, a total of 19,438,030 common shares, being 20% of the issued and outstanding shares of the Company as of January 20, 2008, will be allotted and reserved for future issuance under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of two persons who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 4/9/2008, persons holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Minaz Devji	(1)	5,454,313	5.30%
Common	Gary Cope	(2)	5,177,000	5.04%

(1)

4,612,500 of these shares are represented by share purchase options and 46,313 of these are represented by share purchase warrants.

(2)

4,612,500 of these shares are represented by share purchase options.

# Based on 98,170,528 shares outstanding as of 4/09/2008

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.

Orko Silver’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

On 10/31/2007, Orko Silver’s shareholders’ list showed 96,798,278 common shares outstanding and 77 registered shareholders.  Orko Silver has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 105 “holders of record" resident in Canada, holding 94,503,878 common shares;  13 “holders of record" resident in the USA, holding 1,921,600 common shares; and, 11 holders of record resident elsewhere holding 372,800 common shares.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

Included in the determination of net loss for the year ended 10/31/2007, at their exchange amounts are management fees of $243,600 (2006 - $191,800; 2005 - $109,100) to a director, an officer and a company related by one or more common directors. These individuals are Ross Wilmot, Linda Robertson, Gary Cope and Minaz Devji.

b)

During the year ended 10/31/2006, a company controlled by a director of the company incurred $2,009,143 (2006 – $1,022,893 ; 2005 - $228,635 ) in the exploration expenditures on behalf of the Company. The Director is George Cavey.

c)

Included in accounts payable as of October 31, 2007 is $Nil (2006 - $5,105) payable to an officer of the Company for management fees, $79,761 (2006 - $nil) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $nil (2006 - $160,699) payable to a director of the Company for exploration expenditures. These individuals are Minaz Devji and Linda Robertson.

d)

Included in due from related parties as of October 31, 2007 is $19,632 (2006 - $Nil) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company and $Nil (2006 -$11,915) advanced to a company controlled by a director of the Company for exploration expenditures to be incurred on behalf of the Company. These individuals are Gary Cope and George Cavey.

e)

The Company subleases office premises to two companies who are related parties by virtue of officers and directors in common. These parties are Orex Minerals Inc. (formerly Orex Ventures Inc.) and Blackcomb Minerals Inc.

The Company has a management contract with Gary Cope, President, under which the Company will pay him $9,600 per month. The contract is on an annual basis, and will renew automatically for successive one year periods unless the Company advises Mr. Cope in writing at least 3 months prior to the expiry of the agreement that it does not wish to extend the agreement. If Mr. Cope’s employment is terminated within 120 days of a change in control of the Company, then the Company will pay Mr. Cope a lump sum equal to 2 years of salary, payable immediately on termination. The Company may terminate the agreement at any time upon 3 months notice and paying a lump sum equal to the term of balance of the compensation for the balance of the term and the amount that would be payable if the agreement were extended for a further 12 month period.

Ross Wilmot, Chief Financial Officer, does not have a management contract but instead performs services for the Company on a per diem basis.

Accounting Fees

Orko Silver paid accounting fees of $60,000, $27,500, and $7,500 to Manning Elliott, Chartered Accountants during the years ended 10/31/2007, 10/31/2006 and 10/31/2005, respectively.

Indirect Payments to Gary Cope, President and/or Ross Wilmot, CFO

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors at 10/31/2007, other than $79,761 payable to officers of the Company for travel expenses incurred on behalf of the Company.

There have been no transactions since 10/31/2007, or proposed transactions, which have materially affected or will materially affect Orko Silver in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Orko Silver’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Orko Silver, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corp.”.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Manning Elliott, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2007/2006/2005 Ended October 31st

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

8.B.  Significant Changes

During the period from November 1, 2007 to April 9, 2008, 822,250 warrants priced from $0.78 to $1.00 were exercised yielding cash proceeds of $748,000.

25. During this same period, 550,000 options priced from $0.22 to $0.69 were exercised yielding cash proceeds of $252,500.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "OK".  Orko Silver applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on August 5, 1983. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corp.”. Its trading symbol of “OK” remained unchanged.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last ten months, last ten fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 03/31/2008	$2.13	$1.70
Month Ended 02/28/2008	$2.07	$1.46
Month Ended 01/31/2008	$1.95	$1.36
Month Ended 12/31/2007	$1.83	$1.35
Month Ended 11/30/2007	$2.17	$1.60
Month Ended 10/31/2007	$1.79	$1.10
Month Ended 09/30/2007	$1.37	$0.84
Month Ended 08/31/2007	$0.87	$0.57
Month Ended 07/31/2007	$0.89	$0.80
Month Ended 06/30/2007	$1.02	$0.79

Fiscal Year Ended 10/31/2007	$1.79	$0.45
Fiscal Year Ended 10/31/2006	$0.96	$0.35
Fiscal Year Ended 10/31/2005	$0.60	$0.10
Fiscal Year Ended 10/31/2004	$0.29	$0.04
Fiscal Year Ended 10/31/2003	$0.28	$0.07
Fiscal Year Ended 10/31/2002	$0.30	$0.21

Fiscal Quarter Ended 01/31/2008	$2.17	$1.35
Fiscal Quarter Ended 10/31/2007	$1.79	$0.57
Fiscal Quarter Ended 07/31/2007	$1.10	$0.77
Fiscal Quarter Ended 04/30/2007	$1.03	$0.53
Fiscal Quarter Ended 01/31/2007	$0.65	$0.45
Fiscal Quarter Ended 10/31/2006	$0.62	$0.40
Fiscal Quarter Ended 07/31/2006	$0.96	$0.35
Fiscal Quarter Ended 04/30/2006	$0.91	$0.40
Fiscal Quarter Ended 01/31/2006	$0.57	$0.21
Fiscal Quarter Ended 10/31/2005	$0.60	$0.245

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 12 lists, as of 4/09/2008, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

05/23/2006	1,083,188	$0.78	05/23/2008
08/24/2007	1,486,750	$1.00	08/28/2009

Totals	2,569,938

_____________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Rights

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 10/31/2007, there was an unlimited number of common shares authorized.

As of 10/31/2007, there were 96,798,278 common share issued. As of 04/09/2008, there were 98,170,528 common shares issued.

During the last five fiscal years, 4,759,435 common shares, or 4.9% of the common shares outstanding as of 10/31/2007, have been “paid for” with assets other than cash.

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

Table No. 13

History of Share Issuances

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement	2,117,000	$516,750
	Property acquisition	100,000	$25,000

Fiscal 2004	Private Placement	6,300,000	$504,000
	Issued for services	380,000	$30,400
	Issued for debt	400,000	$32,000

Fiscal 2005	Private Placement	2,250,000	$337,500
	Finder’s Fee	195,000	$29,250
	Property acquisition	100,000	$65,000
	Private Placement	4,800,000	$1,200,000
	Private Placement	400,000	$108,000
	Finder’s fee	384,000	$96,000
	Finder’s fee	24,685	$6,665
	Exercise of options	690,000	$72,600
	Exercise of warrants	6,620,000	$668,000

Fiscal 2006	Private Placement	10,667,332	$3,200,200
	Finder’s fee	354,050	$180,566
	Private Placement	8,798,570	$3,079,500
	Finder’s fee	232,950	$116,475
	Private Placement	4,600,000	$2,714,000
	Finder’s fee	370,000	$259,000
	Bridge loan bonus	100,000	$45,000
	Property acquisition	40,000	$32,000
	Property acquisition	2,378,750	$1,206,521
	Exercise of warrants	2,199,150	$521,560
	Exercise of options	215,000	$48,200
	Exercise of agent’s options	333,425	$100,028

Fiscal 2007	Private Placement	3,943,000	$3,154,000
	Property acquisition	50,000	$29,000
	Exercise of warrants	24,927,407	$10,793,836
	Exercise of options	2,220,000	$1,069,950
	Exercise of agent’s options	346,575	$103,973

Fiscal 2008 to date	Exercise of warrants	822,250	$748,000
	Exercise of options	550,000	$252,500

_____________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

Shareholders’ Rights Plan

At the Company Special General Meeting of Shareholders held on March 13, 2008, the shareholders approved a shareholder rights plan (the “Rights Plan”) which was adopted by the Board of Directors on September 24, 2007.

The Rights Plan has the following objectives:

(a)

to prevent creeping acquisitions of control;

(b)

to give adequate time for the Board and shareholders to property assess a take-over bid without undue pressure;

(c)

to provide the Board and shareholders adequate time to consider the value of all assets of the Company and for the Company to undertake a value recognition program if necessary to demonstrate the value of one or more assets;

(d)

to provide the board time to consider value-enhancing alternatives to a take-over bid and to possibly allow competing bids to emerge; and

(e)

to ensure that shareholders of the Company are provided equal treatment under a take-over bid.

A person could probably secure control of the Company through the ownership of much less than 50% of the Company’s shares. Without a shareholder rights plan, a bidder could acquire effective control of the Company over a relatively short period of time, through open market and private purchases and using various techniques permitted under Canadian securities legislation, all without making a bid available to all shareholders. This acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control might also be able to consolidate and increase its control, over a period of time, without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. Canadian securities legislation requires a take-over bid to remain open for only 35 days. The Board of Directors does not believe that 35 days would give it enough time to determine whether there are alternatives available to maximize shareholder value or whether there are other potential bidders prepared to pay more than the offeror for the Company’s shares. The Rights Plan is intended to provide the Board with sufficient time to pursue alternatives and to provide shareholders with sufficient time to properly assess any take-over bid. The securities commissions have concluded in decisions relating to rights plans that a target company’s directors will not be permitted to maintain a rights plan solely to prevent a successful take-over bid. The directors must actively seek alternatives to a take-over bid and there must be a real possibility that they will be able to increase shareholder choice and maximize shareholder value.

The Company did not propose the Rights Plan in response to or in anticipation of any acquisition or take-over bid. The Rights Plan is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the Company’s common shares. The Rights Plan does not inhibit or prevent any shareholder from using the proxy mechanism set out in the British Columbia Business Corporations Act to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the Company’s financial condition. The initial issuance of the Rights will not dilute the Company’s shares and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Company’s directors to act honestly, in good faith, and in the Company’s best interests. The Rights Plan is designed to provide the directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders.

Terms of the Rights Plan

To implement the Rights Plan, the Company has issued one Right for each common share outstanding as at 4:00 p.m. (Pacific Standard Time) on December 4, 2007 (the “Record Time”). The Company will also issue one Right for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase one common share of the Company at a price of five times the Market Price (as defined in the Rights Plan) per common share (the “Exercise Price”), subject to certain anti-dilution adjustments. The Rights cannot be exercised, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase that number of common shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

Example of Flip-in Event

Market Price = $1.00

Exercise Price= $5.00

2 times Exercise Price = $10.00

If a qualified shareholder holds 100 shares, then on a Flip-in Event, he or she could purchase $1000 worth of new common shares for a total purchase price of $500 or $0.50 per share which is a 50% discount to the Market Price. His new position = 100 shares + 1,000 shares (for cost of $500) = 1,100 shares.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates to have the benefit of the Rights. Until the Separation Time, the Rights will be evidenced by the certificates for the Company’s outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates, and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The “Separation Time” generally means the close of business on the tenth trading day after the earlier of:

(a)

the date a person first publicly announces the intention to commence a Take-over Bid (other than a permitted bid or a competing permitted bid) or the date a Take-over Bid (other than a permitted bid or a competing permitted bid) is commenced; and

(b)

the date of the first public announcement that a person has become an Acquiring Person (defined below) by acquiring 20% or more of the Company’s voting shares.

A Take-over Bid is an offer to acquire voting shares, or securities convertible into voting shares, that, when combined with the offeror’s current shareholdings, would result in the offeror holding 20% or more of the Company’s outstanding voting shares.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding voting shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

(a)

a person who acquires 20% or more of the outstanding voting shares due to

(i)

acquisitions or redemptions of voting shares by the Company,

(ii)

an amalgamation, merger or other statutory procedure requiring shareholder approval,

(iii) pro rata distributions of voting shares by the Company, or

(iv)

acquisitions of voting shares upon exercise of Convertible Securities (as defined in the Rights Plan) acquired under certain exempt transactions;

(b)

underwriters who obtain voting shares in connection with a distribution of securities under an underwriting agreement with the Company; and

(c)

a person who is the Beneficial Owner of 20% or more of the outstanding voting shares of the Company determined as at the Record Time, provided that this exception ceases to apply if the person increases his or her beneficial ownership of voting shares by more than 1% after the Record Time.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of shares. In addition, a person is deemed to be the Beneficial Owner of shares if that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire the shares within 60 days. There are various exceptions to this definition set out in the Rights Plan.

Flip-in Event

Under the Rights Plan, a Flip-in Event will occur when a person becomes an Acquiring Person. On the occurrence of a Flip-in Event:

(a)

each Right (other than Rights that are void) will entitle the holder to purchase, for the Exercise Price, that number of common shares having a Market Price equal to twice the Exercise Price; and

(b)

any Rights beneficially owned by the Acquiring Person and its affiliates, associates, and transferees, or any person acting jointly or in concert with the Acquiring Person, will become void.

Accordingly, if the Company’s directors do not approve a Flip-in Event, an Acquiring Person will suffer significant dilution. The directors may redeem all of the outstanding Rights at a redemption price of $0.0001 per Right at any time before a Flip-in Event occurs or as long as shareholders have approved the redemption.

Permitted Bids

Permitted Bids are exempt from the operation of the Rights Plan. In summary, a “Permitted Bid” is a take-over bid made by way of a take -over bid circular and that also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and is subject to an irrevocable condition that more than 50% of the Company’s outstanding voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited under the bid and not withdrawn;

(c)

voting shares may be tendered at any time during the 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited and not withdrawn, the offeror will publicly announce this fact and leave the bid open for another 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Company will redeem the Rights at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the Company’s shareholders. Shareholders will not be required to approve a Permitted Bid at a meeting. Instead, the Company’s shareholders will initially have 60 days to deposit their shares. If more than 50% of the Company’s outstanding common shares (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and are not withdrawn by the end of the 60 day period, the Permitted Bid must be extended for another 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver

The directors may waive the application of the Rights Plan to any Flip-in Event if they determine that a person became an Acquiring Person by inadvertence, as long as this person has, within 10 days after the directors’ determination, reduced its beneficial ownership of shares so that it is no longer an Acquiring Person. The directors may also waive the application of the Rights Plan to any particular Flip -in Event before it has occurred; however, if that happens, the directors will be deemed to have waived the application of the Rights Plan to any other Flip-in Event that occurs after the initial waiver but before the expiry of the take-over bid that the initial waiver relates to.

Amendments

The directors may supplement or amend the Shareholder Rights Plan Agreement to correct clerical or typographical errors or to maintain its validity as a result of a change in law. At any time before the Separation Time, the Company may amend, vary, or rescind any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the voting shares. At any time on or after the Separation Date, the Comp any may supplement or amend any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the Rights.

A copy of the Shareholder Rights Plan Agreement has been filed as an exhibit to this Form 20-F Annual Report

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

10.C.  Material Contracts

The Company currently has 6 material contracts in effect.

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

4.  Management Contract with Gary Cope

Under an agreement dated March 31, 2005, the Company and Gary Cope agree that Mr. Cope will serve as President for salary of $9,600 per month. The contract is on an annual basis, and will renew automatically for successive one year periods unless the Company advises Mr. Cope in writing at least 3 months prior to the expiry of the agreement that it does not wish to extend the agreement. If Mr. Cope’s employment is terminated within 120 days of a change in control of the Company, then the Company will pay Mr. Cope a lump sum equal to 2 years of salary, payable immediately on termination. The Company may terminate the agreement at any time upon 3 months notice and paying a lump sum equal to the term of balance of the compensation for the balance of the term and the amount that would be payable if the agreement were extended for a further 12 month period.

5.

Office Sub-lease with Blackcomb Minerals Inc.

Under an agreement between the Company and Blackcomb Minerals Inc. (“Blackcomb”) dated October 1, 2007, the Company agrees to provide office space to Blackcomb at a rate of $6,130 plus GST per month. The lease is on a month-to-month basis until terminated by 30 days written notice given by either Orko or Blackcomb. Blackcomb is a related party by virtue of officers and directors in common.

6.

Office Sub-lease with Orex Minerals Inc.

Under an agreement between the Company and Orex Minerals Inc. (formerly known as Orex Ventures) (“Orex”) dated October 1, 2007, the Company agrees to provide office space to Orex at a rate of $6,130 plus GST per month. The lease is on a month-to-month basis until terminated by 30 days written notice given by either Orko or Orex. Orex is a related party by virtue of officers and directors in common.

Copies of the property agreements and the management contract have been previously filed as exhibits to the Company’s 20-F Registration Statement. Copies of the office sub-lease agreements have been filed as exhibits to this 20-F annual report.

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

10.G.  Statement by Experts

Orko Silver’s auditor for its financial statements for each of the preceding three years was Manning Elliott, Independent Chartered Accountants.  Their audit reports on the Company for Fiscals 2007/2006/2005 are included with the related financial statements in this Annual Report.

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

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 10/31/2007 that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Cyrus Driver is the Company’s Audit Committee Financial Expert. Mr. Driver is a Chartered Accountant and has several years of experience at providing audit services to public companies.  Mr. Driver is considered to be “independent” as defined by the rules of the American Stock Exchange.

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

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott to the Company are included in the following table.

Table No. 14

Principal Account Fees and Services

Type of Service	Fiscal Year 2007	Fiscal Year 2006

Audit Fees	$ 60,000	$ 27,500
Audit Related Fees	-	-
Tax Fees	3,500	-
All Other Fees	-	$ 2,100
Total	$ 63,500	$ 29,600

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

4. Material Contracts

a.  La Preciosa Project

Agreement dated November 17, 2003 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd. through Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. (Previously Filed)

b.  Santa Monica Project

Agreement dated May 11, 2004 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd., through Luismin, S.A. de C.V. (Previously Filed)

c.  San Juan Property

Agreement dated April 10, 2006 between the Company and Silver Standard Resources Inc. (Previously Filed)

d.  Gary Cope Agreement

    Agreement dated March 31, 2005 between the Company and Gary Cope.

e.   Office Sublease agreement with Orex Minerals Inc.

Agreement dated October 1, 2007 between the Company and Orex Minerals Inc. (formerly Orex Ventures Inc.)

f.  Office Sublease agreement with Blackcomb Minerals Inc.

Agreement dated October 1, 2007 between the Company and Blackcomb Minerals Inc.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Certifications of CEO Certifications of CFO Signature Page

ORKO SILVER CORP. (An Exploration Stage Company) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED OCTOBER 31, 2007 AND 2006 (Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Orko Silver Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Orko Silver Corp. (an exploration stage company) as at October 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended October 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended October 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia

February 1, 2008

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a restatement of prior year financial statements, such as the changes described in Note 17 to the financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not require a reference to restated financial statements of prior years when the restatement is properly accounted for and adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia

February 1, 2008

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT OCTOBER 31, 2007 AND 2006

(Expressed in Canadian Dollars)

	2007	2006
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,035,735	215,748
Short-term investments	7,000,000	3,000,000
Receivables	441,271	85,782
Prepaid expenses and deposits	93,648	–
Advances to related parties (Note 13(a))	19,632	–

	8,590,286	3,301,530
DEPOSITS	27,154	19,484
PROPERTY AND EQUIPMENT (Note 4)	430,935	16,075
MINERAL PROPERTIES (Note 5)	1,316,163	1,287,163

	10,364,538	4,624,252

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,179,804	525,895
Due to related parties (Note 13(b))	79,761	165,805

	1,259,565	691,700

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	31,847,472	14,172,827
CONTRIBUTED SURPLUS (Note 7)	3,870,934	3,940,568
DEFICIT	(26,613,433)	(14,180,843)

	9,104,973	3,932,552

	10,364,538	4,624,252

COMMITMENTS (Note 15)

SUBSEQUENT EVENTS (Note 16)

Approved on Behalf of the Board of Directors:

“Gary Cope ”	Director	“Ross Wilmot”	Director
Gary Cope		Ross Wilmot

(The accompanying notes are an integral part of these consolidated financial statements)

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

			(Restated – Note 17)
	2007	2006	2005
	$	$	$
REVENUE	–	–	–

EXPENSES
Amortization	11,358	5,590	2,195
Bank charges and interest	4,811	3,007	1,234
Consulting fees	58,614	110,579	93,645
Exploration expenditures (Notes 8 and 13(c)(i))	7,878,309	4,703,598	1,793,762
Insurance	10,567	6,102	4,288
Investor and public relations	551,197	450,027	177,262
Management fees (Note 13(c)(ii))	243,600	191,800	109,100
Office and miscellaneous	168,581	106,814	51,334
Professional fees	116,587	61,683	55,447
Rent	59,864	32,000	24,000
Repairs and maintenance	45,698	23,940	2,484
Stock-based compensation (Note 9)	2,631,156	750,165	136,650
Telephone and communications	49,938	20,787	4,930
Transfer agent and filing fees	47,635	28,296	29,509
Travel and entertainment (Note 13(c)(iii))	774,918	663,853	141,063

	12,652,833	7,158,241	2,626,903

LOSS BEFORE OTHER ITEMS	(12,652,833)	(7,158,241)	(2,626,903)

OTHER ITEMS
Foreign exchange gain (loss)	24,771	(20,148)	14,476
Gain on sale of investments	–	48,124	–
Interest income	195,472	114,522	4,212
Interest expense	–	(50,000)	–

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(12,432,590)	(7,065,743)	(2,608,215)

DEFICIT, BEGINNING OF YEAR	(14,180,843)	(7,115,100)	(4,441,426)
RESTATEMENT (Note 17)	–	–	(65,459)

DEFICIT, BEGINNING OF YEAR,
AS RESTATED	(14,180,843)	(7,115,100)	(4,506,885)

DEFICIT, END OF YEAR	(26,613,433)	(14,180,843)	(7,115,100)

LOSS PER SHARE (Note 11) Basic and diluted	(0.15)	(0.13)	(0.11)

(The accompanying notes are an integral part of these consolidated financial statements)

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

			(Restated – Note 17)
	2007	2006	2005
	$	$	$
CASH FROM (USED IN):

OPERATING ACTIVITIES
Loss for the year	(12,432,590)	(7,065,743)	(2,608,215)
Items not involving cash and cash equivalents:
Amortization	11,358	5,590	2,195
Gain on sale of marketable securities	–	(48,124)	–
Shares issued for interest	–	45,000	–
Stock-based compensation expense	2,631,156	750,165	136,650

	(9,790,076)	(6,313,112)	(2,469,370)
Changes in operating assets and liabilities:
Receivables	(355,489)	(76,998)	(4,708)
Prepaid expenses and deposits	(101,318)	19,484	–
Advances to related parties	(19,632)	13,265	–
Accounts payable and accrued liabilities	653,909	198,410	287,253
Due to related parties	(86,044)	162,220	(13,219)

	(9,698,650)	(6,035,699)	(2,200,044)

FINANCING ACTIVITIES
Proceeds from common shares issued, net of cash share issue costs	14,463,055	6,394,364	2,386,100
Proceeds from warrants issued in private placements	481,800	2,592,725	–

	14,944,855	8,987,089	2,386,100

INVESTING ACTIVITIES
Purchase of property and equipment	(426,218)	(17,210)	–
Purchase of mineral property	–	(6,642)	–
Purchases of short-term investments	(9,000,000)	(4,000,000)	–
Sales of short-term investments	5,000,000	1,000,000	–
Sale of marketable securities	–	58,563	–

	(4,426,218)	(2,965,289)	–

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	819,987	(13,899)	186,056

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	215,748	229,647	43,591

CASH AND CASH EQUIVALENTS, END OF YEAR	1,035,735	215,748	229,647

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Orko Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V., which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the useful lives of property and equipment, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair market value. The market value of short-term investments as at October 31, 2007 was $7,000,000 (2006 - $3,000,000)

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Building	5%
Automobile	30%
Computer equipment	30%

(f)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)

Translation of Foreign Currencies and Subsidiary

The Company’s functional currency is the Canadian dollar and the functional currency of the Company’s wholly-owned Mexican subsidiary is the Mexican Peso. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

The accounts of the Company’s integrated foreign operations in Mexico are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related property and equipment. Exchange gains and losses on translation are included in the determination of loss for the year.

(h)

Earnings / Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings / loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants and agent unit options.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

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

(j)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants.  The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant, calculated using the Black-Scholes option-pricing model, is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus.  The Company estimates the fair value of each grant. Consideration paid on the exercise of stock options is recorded as share capital.

(k)

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at October 31, 2007, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)

Accounting Changes

Effective November 1, 2006, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)

Financial Instruments

Effective November 1, 2006, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)

CICA 3855, “Financial Instruments – Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective November 1, 2006, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in foreign exchange gain/loss in the statement of operations. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(ii)

CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at November 1, 2006. There was no impact on the Company’s financial statements upon adoption of this standard.

(iii)

CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. During the year ended October 31, 2007, there were no items classified as other comprehensive income.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

(b)

Financial Instruments

(iv)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”.  The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending October 31, 2008.

(v)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending October 31, 2008.

(c)

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending October 31, 2008.

(d)

CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company anticipates it will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending October 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

4.

PROPERTY AND EQUIPMENT

			October 31, 2007	October 31, 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	113,024	-	113,024	-
Building	270,893	5,070	265,823	-
Automobile	33,342	1,206	32,136	-
Computer equipment	34,498	14,546	19,952	16,075
	451,757	20,822	430,935	16,075

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES

	La Preciosa	Santa Monica	San Juan
	Mexico	Mexico	Mexico	Total
	$	$	$	$
2007
Mineral properties, beginning of the year	1,234,163	21,000	32,000	1,287,163
Acquisition costs capitalized during the year	–	29,000	–	29,000

Mineral properties, end of the year	1,234,163	50,000	32,000	1,316,163

2006
Mineral properties, beginning of the year	21,000	21,000	–	42,000
Acquisition costs capitalized during the year	1,213,163	–	32,000	1,245,163

Mineral properties, end of the year	1,234,163	21,000	32,000	1,287,163

(a)

La Preciosa, Mexico

On November 17, 2003, the Company acquired an option to earn a 51% interest in the La Preciosa property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company could earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years.

The Company could earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

In fiscal 2006, the Company fulfilled its obligations under the agreement and had earned a total interest of 75%. On February 27, 2006, the Company entered into a letter agreement to acquire the remaining 25% interest in the property from Minas Sanluis for common shares of the Company. On June 21, 2006, the Company fulfilled its obligations under the letter agreement by issuing 2,378,750 common shares with a fair market value of $1,206,521 increasing the Company’s total interest to 100%.

The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on La Preciosa to certain royalty holders. The Company has granted Goldcorp Inc. the right of first refusal upon the sale of all or part of the Company’s interest in the La Preciosa property.

(b)

Santa Monica, Mexico

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

(b)

Santa Monica, Mexico (continued)

(i)

incurring expenditures of US$1,000,000 over five years as follows:

Date	US$

March 10, 2006	75,000
March 10, 2007	100,000
March 10, 2008	125,000
March 10, 2009	250,000
March 10, 2010	450,000

The Company can earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%. The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on Santa Monica to certain royalty holders.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005. The Company issued the second 50,000 shares with a fair value of $29,000 on February 9, 2007. The fair values were determined based on the market price of the shares on the measurement date.

As at October 31, 2007, the Company has incurred exploration expenditures amounting to $456,417, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

(c)

San Juan, Mexico

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(ii)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$
Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Upon earning a 75% interest in the property, the Company and Silver Standard will form a joint venture. The agreement provides that Silver Standard will be given the right to increase its interest in the joint venture by 10% for a total interest of 35% by incurring the next US$750,000 in expenditures on the property.

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard with a fair value of $32,000 and has incurred expenditures in excess of US$250,000 as at July 10, 2007 and consequently has met the expenditure commitments to date per the agreement.

On a semi-annual basis, the Company is obligated to pay the greater of US$5,000 and 2% of direct exploration expenditures on San Juan to certain royalty holders. During the year ended October 31, 2007, the Company paid or accrued $22,590 under this obligation.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares without par value.

(b)

Issued and Outstanding Share Capital

	Number of	Amount
	Shares	$

Balance, October 31, 2005	35,022,069	6,888,159

Issued during the year

For cash:
Private placements, net of share issue costs (Note 6(b)(i), (ii) and (iii))	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent unit options	333,425	100,028
Exercise of warrants	2,199,150	521,560

For services:
Finders’ fees for private placements (Note 6(b)(i), (ii) and (iii))	957,000	556,041

For property:
Issued for La Preciosa property (Note 5(a))	2,378,750	1,206,521
Issued for San Juan property (Note 5(c))	40,000	32,000

For interest expense	100,000	45,000

Transferred from contributed surplus:
Exercise of options	–	26,150
Exercise of agent unit options	–	96,393
Exercise of warrants	–	56,960

Balance at October 31, 2006	65,311,296	14,172,827

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

	Number of	Amount
	Shares	$

Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year

For cash:
Private placements, net of share issue costs (Note 6(b)(iv))	3,943,000	2,495,296
Exercise of options	2,220,000	1,069,950
Exercise of agent unit options	346,575	103,973
Exercise of warrants	24,927,407	10,793,836

For property:
Issued for Santa Monica property (Note 5(b))	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	526,262
Exercise of agent unit options	–	100,221
Exercise of warrants	–	2,556,107

Balance at October 31, 2007	96,798,278	31,847,472

(i)

On February 3, 2006, the Company issued 10,667,332 units at $0.30 per unit for gross proceeds of $3,200,200 under brokered and non-brokered private placements. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 12 months from the date of closing at a price of $0.40 per common share. Values of $2,160,580 and $1,039,620 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placements. In connection with the private placement, the Company issued 354,050 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $180,566 and $86,884 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements.  The Company issued 680,000 options to acquire 680,000 units at a price of $0.30 per unit for a period of 12 months from the date of closing as a commission. The units have the same terms as those issued under the brokered and non-brokered private placements. These agent options were assigned a fair value of $363,485. The Company paid cash commissions of $168,828 and incurred other cash share issuance costs of $49,057. The fair values of the agent options and warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

(ii)

On March 2, 2006, the Company issued 8,798,570 units at $0.35 per unit for gross proceeds of $3,079,500 under a non-brokered private placement. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 18 months from the date of closing at a price of $0.50 per common share. Values of $2,080,181 and $999,319 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement.  In connection with the private placement, the Company issued 232,950 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $116,475 and $55,955 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $226,475 and incurred other cash share issuance costs of $26,697. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(iii)

On May 23, 2006, the Company issued 4,600,000 units at $0.59 per unit for gross proceeds of $2,714,000 under a non-brokered private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $0.78 per common share. Values of $2,160,214 and $553,786 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement.  In connection with the private placement, the Company issued 370,000 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $259,000 and $66,397 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $155,197 and incurred other cash share issuance costs of $26,792. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(iv)

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $1.00 per common share. Values of $2,672,600 and $481,800 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. The Company paid cash commissions of $150,000 and incurred other cash share issuance costs of $27,304. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On March 8, 2007, the Company adopted a 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the board of directors has the discretion to issue the equivalent of up to 15,517,180 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	3,030,000	0.26
Granted	4,210,000	0.54
Exercised	(215,000)	0.22
Cancelled	(550,000)	0.55
Expired	(260,000)	0.22

Outstanding, October 31, 2006	6,215,000	0.45
Granted	9,375,000	0.80
Exercised	(2,220,000)	0.48

Outstanding, October 31, 2007	13,370,000	0.69

The following table summarizes the stock options outstanding and exercisable at October 31, 2007:

Options Outstanding				Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$0.11 - $0.13	915,000	1.1	$0.11	915,000	$0.11
$0.22 - $0.25	360,000	0.7	0.23	360,000	0.23
$0.47	200,000	3.4	0.47	200,000	0.47
$0.55 - $0.58	3,060,000	3.7	0.55	2,985,000	0.55
$0.63 - $0.69	2,045,000	4.3	0.69	1,982,500	0.69
$0.82 - $0.85	6,365,000	4.8	0.85	2,508,750	0.84
$0.92 - $0.95	175,000	4.5	0.92	175,000	0.92
$1.15 - $1.26	250,000	4.9	1.17	62,500	1.17
	13,370,000			9,188,750

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

During the year ended October 31, 2007, the Board of Directors approved the extension of the expiry dates of 250,000 stock options as follows:

Number of Options	Original Exercise Price	New Exercise Price	Original Expiry Date	New Expiry Date
75,000	$0.13	$0.13	November 30, 2006	November 30, 2009
100,000	$0.25	$0.25	January 28, 2007	January 28, 2010
25,000	$0.30	$0.63	April 1, 2007	April 1, 2010
50,000	$0.24	$0.63	April 22, 2007	April 22, 2010
250,000

For these extensions, the Company recorded an incremental value of $16,987 in stock-based compensation expense.

(d)

Warrants

Warrant activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	5,329,343	0.23
Issued	22,871,327	0.48
Exercised	(2,199,150)	0.24

Outstanding, October 31, 2006	26,001,520	0.45
Issued	2,318,075	0.91
Exercised	(24,927,407)	0.43
Outstanding, October 31, 2007	3,392,188	0.91

The following table summarizes the warrants outstanding at October 31, 2007:

Number of Shares	Exercise Price	Issue Date	Expiry Date
1,420,688	$ 0.78	May 23, 2006	May 23, 2008
1,971,500	$1.00	August 24, 2007	August 24, 2009

3,392,188

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(e)

Agent Unit Options

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units, each unit consisting of one common share and one share purchase warrant, in connection with the financing described in Note 6(b)(i). Agent unit option activity since October 31, 2005 is presented below:

	Number of Units	Weighted Average Exercise Price $

Outstanding, October 31, 2005	–	–
Granted	680,000	0.30
Exercised	(333,425)	0.30

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30

Outstanding, October 31, 2007	–	–

7.

CONTRIBUTED SURPLUS

#

Amount
$
Balance at October 31, 2005	204,461
Stock-based compensation recorded during the year	750,165
Fair value of warrants issued for services	572,720
Relative fair value of warrants issued for cash in private placements	2,592,725
Transferred to share capital upon exercise of stock options	(26,150)
Transferred to share capital upon exercise of agent options	(96,393)
Transferred to share capital upon exercise of warrants	(56,960)

Balance at October 31, 2006	3,940,568
Stock-based compensation recorded during the year	2,631,156
Relative fair value of warrants issued for cash in private placements	481,800
Transferred to share capital upon exercise of stock options	(526,262)
Transferred to share capital upon exercise of agent options	(100,221)
Transferred to share capital upon exercise of warrants	(2,556,107)

Balance at October 31, 2007	3,870,934

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

8.

EXPLORATION EXPENDITURES

2007 Exploration Expenditures	La Preciosa	Santa Monica	San Juan	Total
Drilling	$4,706,470	$-	$388,723	$5,095,193
Geological	324,838	86,576	74,383	485,798
Geophysical	-	106,740	10,343	117,083
Assay	1,014,494	15,872	61,079	1,091,445
Site costs	565,592	117,722	98,735	782,049
General exploration	163,241	98,820	44,680	306,741
Total expenditures for the period	$6,774,635	$425,730	$677,943	$7,878,309

2006 Exploration Expenditures	La Preciosa	Santa Monica	San Juan	Total
Drilling	$3,469,693	$–	$–	$3,469,693
Geological	208,100	–	–	208,100
Geophysical	–	–	–	–
Assay	212,229	–	–	212,229
Site costs	699,719	25,870	–	725,589
General exploration	83,170	4,817	–	87,987
Total expenditures for the period	$4,672,911	$30,687	$–	$4,703,598

2005 Exploration Expenditures	La Preciosa	Santa Monica	San Juan	Total
Drilling	$1,306,202	$–	$–	$1,306,202
Geological	163,277	–	–	163,277
Geophysical	96,712	–	–	96,712
Assay	53,650	–	–	53,650
Site costs	166,904	–	–	166,904
General exploration	7,017	–	–	7,017
Total expenditures for the period	$1,793,762	$–	$–	$1,793,762

Exploration Expenditures Total to Date	La Preciosa	Santa Monica	San Juan	Total
Drilling	$9,482,365	$–	$388,723	$9,871,088
Geological	733,398	86,576	74,383	894,357
Geophysical	96,712	106,740	10,343	213,795
Assay	1,280,373	15,872	61,079	1,357,324
Site costs	1,432,215	143,592	98,735	1,674,542
General exploration	257,000	103,637	44,680	405,317
Total expenditures to date	$13,282,063	$456,417	$677,943	$14,416,423

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

9.

STOCK-BASED COMPENSATION

During the year ended October 31, 2007, the Company granted 9,375,000 (2006 – 4,210,000; 2005 – 1,865,000) stock options to directors, officers and consultants of the Company. The weighted average fair values of each option granted was $0.36 (2006 - $0.23; 2005 - $0.21) calculated using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	2007	2006	2005

Expected option lives	2 years	2 years	2 years
Risk-free interest rate	4.3%	4.1%	3.0%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	77%	84%	100%

During the year ended October 31, 2007, the Company recognized $2,631,156 (2006 - $750,165; 2005 - $136,650) of compensation cost which has been recorded in stock-based compensation expense. The amount includes $16,987 (2006 - $nil; 2005 - $nil) relating to the modification of stock options as disclosed in Note 6(c).

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	October 31, 2007	October 31, 2006
	$	$
Cash and cash equivalents consist of:
Bank deposits	895,619	215,748
Cash held in trust	140,116	–

	1,035,735	215,748

	2007	2006	2005
	$	$	$
Cash paid for:
Interest	–	5,000	–
Income taxes	–	–	–
Non-cash financing and investing activities:
Common shares issued for share issuance costs	–	556,041	131,915
Common shares issued for interest expense	–	45,000	–
Common shares issued for mineral properties	29,000	1,245,163	42,000

11.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 80,519,000 (2006 – 53,749,000; 2005 – 23,232,000). Outstanding stock options, warrants and agent unit options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

12.

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

(a)

The significant components of the Company’s future tax assets are as follows:

	2007	2006
	$	$
Future income tax assets:
Non-capital tax losses carried forward	2,408,000	902,000
Capital losses carried forward	67,000	79,000
Share issue costs	314,000	305,000
Property and equipment	3,000	1,000
Canadian exploration expenses	183,000	193,000
Foreign exploration expenses	3,635,000	2,188,000

Total gross future income tax assets	6,610,000	3,668,000
Valuation allowance	(6,610,000)	(3,668,000)

Net future income tax assets	–	–

(b)

As at October 31, 2007, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $7,407,000 expiring as follows:

$

2008	171,000
2009	365,000
2010	555,000
2014	247,000
2015	651,000
2026 2027	1,867,000 3,551,000
7,407,000

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

13.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Advances to Related Parties

As at October 31, 2007, advances to related parties consists of $19,632 (2006 – $nil) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at October 31, 2007, due to related parties consists of $nil (2006 – $5,106) payable to an officer of the Company for management fees, $79,761 (2006 - $nil) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $nil (2006 - $160,699) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the period ended October 31, 2007 the Company entered into the following transactions with related parties:

(i)

A company controlled by a director of the Company incurred $2,009,143 (2006 – $1,022,893; 2005 - $228,635) in exploration expenditures on behalf of the Company for which the company is subsequently reimbursed.

(ii)

Companies controlled by officers of the Company earned management fees of $243,600 (2006 – $191,800; 2005 - $109,100).

(iii)

Officers and a company controlled by an officer incurred $668,894 (2006 - $116,623; 2005 - $65,216) of travel expenses on behalf of the Company for which they are subsequently reimbursed.

(iv)

The Company subleases office premises to related parties (see Note 15(c)).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

14.

FINANCIAL INSTRUMENTS

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables, advances to related parties, deposits, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS (continued)

(a)

Concentrations of Business Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

15.

COMMITMENTS

(a)

Pursuant to the terms of the option agreements for the Santa Monica and San Juan properties, the Company is committed to incurring exploration expenditures on the properties within the time periods specified in the agreements. See Notes 5(b) and (c) for details.

(b)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. The Company’s portion of the lease payments for the remaining term of the lease is as follows:

$

2008	70,000
2009	70,000
2010	70,000
2011	46,700

(c)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. The Company’s gross lease payments for the remaining term of the lease are as follows:

$

2007	52,380
2008	52,380
2009	30,540

The Company subleases these premises to two companies having directors in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

16.

SUBSEQUENT EVENTS

(a)

The Board of Directors approved a shareholder rights plan (“Rights Plan”) whereby the Company will issue one right (a “Right”) effective December 4, 2007 for each common share outstanding as at December 4, 2007 and each common share issued in the future subject to the terms of the Rights Plan. The Rights issued under the Rights Plan become exercisable only if a person or entity acquires or announces its intention to acquire 20% or more of the common shares of the Company without complying with the "Permitted Bid" provisions of the Rights Plan or without the approval of the Company’s board of directors.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

16.

SUBSEQUENT EVENTS (continued)

(b)

On January 21, 2008, the Company amended its incentive stock option plan. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. The amended stock option plan is subject to disinterested shareholders approval which will be sought at the Company’s upcoming annual and special meeting to be held on March 13, 2008. Options granted under the amended plan may not be exercised until disinterested shareholders approval is received.

(c)

On January 21, 2008, the Company announced that it had granted stock options to consultants to purchase a total of 150,000 common shares at an exercise price of $1.52 per share for a period of one year under the terms of the Company’s amended incentive stock option plan. The options are subject to disinterested shareholders approval which will be sought at the Company’s upcoming annual and special meeting to be held on March 13, 2008. These options may not be exercised until disinterested shareholders approval is received. All options will vest immediately upon receipt of shareholder approval.

(d)

From November 1, 2007 to February 1, 2008, a total of 666,875 common shares were issued subject to the exercise of stock options and warrants for gross proceeds of $360,825.

17.

RESTATEMENT OF PRIOR PERIODS DUE TO CORRECTION

During the year ended October 31, 2006, the Company identified that it had recognized higher than appropriate cumulative amounts of compensation cost, incurred pursuant to the grant of stock options, as stock-based compensation expense during the years ended October 31, 2005 and 2004. As a result, the Company restated its financial statements resulting in a decrease of $257,309 in deficit and contributed surplus as at October 31, 2005. The effects of this restatement on the Company’s financial statements for the year ended October 31, 2005 are as follows:

	Previously
	Reported	Adjustment	Restated
	$	$	$

Statement of Operations and Deficit:
Stock-based compensation	459,418	(322,768)	136,650
Loss for the year	(2,930,983)	322,768	(2,608,215)
Deficit, beginning of year	(4,441,426)	(65,459)	(4,506,885)
Deficit, end of year	(7,372,409)	257,309	(7,115,100)
Loss per share - basic and diluted	(0.11)	–	(0.11)

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). There are no material impacts on the Company’s financial statements due to differences in Canadian and US GAAP.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

Registrant

Dated: April 25, 2008	Signed: /s/ Gary Cope
Gary Cope, President and CEO

#